BAYTEX ANNOUNCES CASH TENDER OFFER FOR 2032 SENIOR NOTES

AND INTENT TO REDEEM 2030 SENIOR NOTES

CALGARY, ALBERTA (December 1, 2025) - Baytex Energy Corp. ("Baytex" or the "Company") (TSX: BTE) (NYSE: BTE) today announced the commencement of steps to apply a portion of the net proceeds from its previously announced divestiture of its U.S. Eagle Ford assets (the "Eagle Ford Asset Sale").

Cash Tender Offer for 2032 Senior Notes

Baytex today announced the commencement of a tender offer (the "Tender Offer") to purchase for cash, upon the terms and conditions set forth in the Offer to Purchase dated December 1, 2025 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), any and all of its US$575 million of outstanding 7.375% Senior Notes due 2032 (the "2032 Notes"). The consideration in the Tender Offer will be paid from a portion of the net proceeds from, and the Tender Offer is conditioned upon, among other things, the completion of the Eagle Ford Asset Sale. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Offer to Purchase.

The table below summarizes certain payment terms for the Tender Offer:

Title of Note	CUSIP / ISIN (144A)	CUSIP / ISIN (Reg S)	Principal Amount Outstanding	Tender Offer Consideration (1)(2)	Early Tender Payment (1)	Total Consideration (1)(2)(3)

7.375% Senior Notes due 2032	07317QAK1 / US07317QAK13	C08047AE9 / USC08047AE94	US$575,000,000	US$1,000	US$40	US$1,040

(1) Per US$1,000 principal amount of 2032 Notes accepted for purchase.

(2) Excludes Accrued Interest, which will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.

(3) Includes the applicable Early Tender Payment.

The Tender Offer will expire at 5:00 p.m., New York City time, on December 30, 2025, unless extended or earlier terminated by the Company (such date and time, as it may be extended or earlier terminated, the "Expiration Date"). Registered holders (each, a "Holder" and collectively, the "Holders") of the 2032 Notes must validly tender and not validly withdraw their 2032 Notes at or before 5:00 p.m., New York City time, on December 12, 2025 (such date and time, as it may be extended or earlier terminated, the "Early Tender Date") in order to be eligible to receive the Early Tender Payment (as defined below) in addition to the Tender Offer Consideration (as defined below).

Tendered 2032 Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on December 12, 2025 (such date and time, as it may be extended or earlier terminated, the "Withdrawal Deadline"), and not after the Withdrawal Deadline, except for certain limited circumstances where withdrawal rights are required by law.

The total consideration for the Notes (the "Total Consideration") is US$1,040 for each US$1,000 principal amount of the 2032 Notes. The Total Consideration includes an early tender payment (the "Early Tender Payment") of US$40 for each US$1,000 principal amount of the 2032 Notes, which Early Tender Payment is in addition to the Tender Offer Consideration.

Holders validly tendering 2032 Notes (that have not been validly withdrawn) at or prior to the Early Tender Date will be eligible to receive the Total Consideration, which includes the Early Tender Payment, on the "Early Settlement Date", which is expected to be December 22, 2025, but that may change without notice. Holders validly tendering 2032 Notes after the Early Tender Date but at or prior to the Expiration Date will only be eligible to receive the "Tender Offer Consideration" listed in the table on the "Final Settlement Date". The Final Settlement Date is expected to be the first business day after the Expiration Date, which means that the Final Settlement Date is expected to be December 31, 2025, but that may change without notice.

In addition to the Total Consideration or Tender Offer Consideration, Holders whose 2032 Notes are accepted for purchase will also receive accrued and unpaid interest from the last interest payment date to, but not including, the Early Settlement Date or Final Settlement Date, as applicable.

The Tender Offer is not conditioned on any minimum amount of 2032 Notes being tendered. The obligation of the Company to accept for purchase, and to pay for, 2032 Notes validly tendered pursuant to the Tender Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions as set forth in the Offer to Purchase, in the sole and absolute discretion of the Company, including the consummation of the transactions contemplated by the Eagle Ford Asset Sale, which is expected to close in late 2025 or early 2026, subject to customary closing conditions and regulatory approvals, including approval under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976. Subject to applicable law, the Company may waive any and all of these conditions or extend, terminate or withdraw the Tender Offer. No assurance can be given that the Eagle Ford Asset Sale will be completed on the terms currently envisioned or at all. If such conditions shall not have been satisfied (or waived by the Company), no payments will be made to tendering Holders on the Early Settlement Date or Final Settlement Date, as applicable.

None of Baytex, the trustee for the 2032 Notes, the dealer manager, the information and tender agent, any of their respective subsidiaries or affiliates or any of its or their respective directors, officers, employees or representatives makes any recommendation to Holders as to whether or not to tender all or any portion of their 2032 Notes, and none of the foregoing has authorized any person to make any such recommendation. Holders must decide whether to tender 2032 Notes, and if tendering, the amount of 2032 Notes to tender.

All of the 2032 Notes are held in book-entry form. If you hold 2032 Notes through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you wish to tender 2032 Notes pursuant to the Tender Offer. You should check with such broker, dealer, commercial bank, trust company or other nominee to determine whether they will charge you a fee for tendering 2032 Notes on your behalf. You should also confirm with the broker, dealer, bank, trust company or other nominee any deadlines by which you must provide your tender instructions, because the relevant deadline set by such nominee may be earlier than the deadlines set forth herein.

Baytex has retained RBC Capital Markets, LLC to serve as dealer manager for the Tender Offer. Baytex has retained Global Bondholder Services Corporation to act as the information and tender agent in respect of the Tender Offer.

For additional information regarding the terms of the Tender Offer, please contact RBC Capital Markets, LLC at +1 212-618-7843 (Collect) or +1 877-381-2099 (Toll-Free). Copies of the Offer to Purchase may be obtained at https://www.gbsc-usa.com/baytex or by contacting Global Bondholder Services Corporation at (855) 654 2014 or by email at contact@gbsc-usa.com.

This notice does not constitute or form part of any offer or invitation to purchase or sell, or any solicitation of any offer to sell or purchase, the 2032 Notes or any other securities in the United States or any other jurisdiction, and neither this notice nor any part of it, nor the fact of its release, shall form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer is made only by and pursuant to the terms and conditions of the Offer to Purchase and the information in this notice is qualified by reference to the Offer to Purchase.

This announcement does not constitute an offer to buy or the solicitation of an offer to sell any securities in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made by the dealer managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Intent to Redeem 2030 Senior Notes

Baytex today also announced that it will be issuing a conditional notice of redemption (the "Redemption") for all US$759,440,000 outstanding principal amount of its outstanding 8.500% Senior Notes due 2030 (the "2030 Notes") pursuant to the terms of the indenture governing the 2030 Notes. The Redemption is scheduled to occur on December 22, 2025, but is conditioned on the consummation of the transactions contemplated by the Eagle Ford Asset Sale. This announcement does not constitute a notice of redemption for the 2030 Notes.

Advisory Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements"). Words such as "believe", "continue", "estimate", "expect", "anticipate", "intend", "will" or similar words suggesting future outcomes, events or performance are intended to identify forward-looking statements. The forward-looking statements contained in this announcement speak only as of the date hereof and are expressly qualified by this cautionary statement.

The forward-looking statements in this announcement include, but are not limited to, statements regarding the Eagle Ford Asset Sale and the anticipated net proceeds therefrom and the anticipated timing of consummation thereof; the Tender Offer and the terms thereof, including the anticipated timing of the Expiration Date, the Early Tender Date and the Final Settlement Date; and the anticipated terms of the Redemption and timing thereof; all of which are based on current expectations.

These forward-looking statements are based on certain key assumptions regarding, among other things: that the closing conditions to the Eagle Ford Asset Sale will be satisfied and the closing of the transaction will occur as anticipated; the satisfaction of the conditions described in the Offer to Purchase; and that Holders of the Notes will tender to the Offer to Purchase.

By their nature, forward-looking statements are subject to important known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from those set forth in the forward-looking statements, including that the risk that the Eagle Ford Asset Sale will not be completed on the anticipated terms thereof or at all; that Holders do not tender to the Offer to Purchase; that the timelines and deadlines referenced herein and in the Offer to Purchase change; and that the conditions to completion of the Offer to Purchase are not satisfied.

For additional information regarding these risks and uncertainties, and the assumptions underlying the forward-looking statements, please refer to the Offer to Purchase (including under the heading "Cautionary Statement Regarding Forward-Looking Statements"), our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2024 filed with the Canadian Securities Regulators and the U.S. Securities and Exchange Commission and in our other public filings.

The forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com